UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-37922

ZTO Express (Cayman) Inc.

Building One, No. 1685 Huazhi Road

Qingpu District

Shanghai, 201708

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 1.1, Exhibit 4.1, Exhibit 5.1, Exhibit 8.1 and Exhibit 23.2 to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of ZTO Express (Cayman) Inc. (File No. 333-248730), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

1.1	Form of International Underwriting Agreement
4.1	Registrant’s Form of Class A Ordinary Share Certificate
5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares
8.1	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
23.2	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZTO Express (Cayman) Inc.

By	:	/s/ Huiping Yan
Name	:	Huiping Yan
Title	:	Chief Financial Officer

Date: September 22, 2020